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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com
Confidential

April 30, 2018

Re:	InflaRx N.V. Confidential Submission of the Draft Registration Statement on Form F-1 Submitted April 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, InflaRx N.V. (the “Company”), we submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) on April 23, 2018, relating to a proposed public offering (the “Offering”) of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”), for confidential review.

The Company confirms that it has submitted the Draft Registration Statement prior to the end of the twelfth month following the effective date of its initial Securities Act registration statement, which was November 7, 2017. A formal filing of the registration statement related to the Offering (the “Registration Statement”) and the Draft Registration Statement will be made at a later date, which in no event will be later than 48 hours prior to the requested effective time and date of the Registration Statement.

2	April 30, 2018

Please do not hesitate to contact me at (212) 450-4762 or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:	Niels C. Riedemann, Chief Executive Officer, InflaRx N.V.